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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
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                              AMENDMENT NO. 9
                                     to
                               SCHEDULE 14D-9

                   SOLICITATION/RECOMMENDATION STATEMENT
                        Pursuant to Section 14(d)(4)
                   of the Securities Exchange Act of 1934
                    ------------------------------------


                                CONRAIL INC.

                         (Name of Subject Company)
                    ------------------------------------


                                CONRAIL INC.

                    (Name of Person(s) Filing Statement)
                    ------------------------------------


                  Common Stock, par value $1.00 per share
          (including the associated Common Stock Purchase Rights)
                       (Title of Class of Securities)

                                208368 10 0
                   (CUSIP Number of Class of Securities)
                    ------------------------------------


    Series A ESOP Convertible Junior Preferred Stock, without par value
          (including the associated Common Stock Purchase Rights)
                       (Title of Class of Securities)

                                    N/A
                   (CUSIP Number of Class of Securities)
                    ------------------------------------


                             James D. McGeehan
                            Corporate Secretary
                                Conrail Inc.
                             2001 Market Street
                            Two Commerce Square
                      Philadelphia, Pennsylvania 19101
                               (215) 209-4000

    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                              With a copy to:

                          Robert A. Kindler, Esq.
                          Cravath, Swaine & Moore
                              Worldwide Plaza
                             825 Eighth Avenue
                          New York, New York 10019
                               (212) 474-1000

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


                                INTRODUCTION

          Conrail Inc. ("Conrail") hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9, originally filed on December 6, 1996, and amended on December 12, 1996, December 20, 1996, January 3, 1997, January 10, 1997,
January 14, 1997, January 16, 1997, January 21, 1997 and January 28, 1997 (as amended, the "CSX Schedule 14D-9") with respect to an offer by Green Acquisition Corp., a Pennsylvania corporation ("Purchaser") and a wholly owned subsidiary of CSX Corporation, a Virginia corporation ("CSX"), to purchase up to an aggregate of 18,344,845 Shares of Conrail. Capitalized terms not defined herein have the meanings assigned thereto in the CSX Schedule 14D-9.


Item 8.  Additional Information to be Furnished.

          Item 8 of the CSX Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

          On January 29, 1997, CSX and Conrail jointly published an advertisement, a copy of which is attached hereto as Exhibit
(a)(23) and is incorporated herein by reference.

          On January 31, 1997, Conrail issued a press release announcing that it had designated December 19, 1997, as the date for its 1997 annual shareholders meeting. A copy of the text of the press release is attached hereto as Exhibit (a)(24), is incorporated herein by reference and the foregoing summary is qualified in its entirety by reference to such Exhibit.

          On January 31, 1997, Conrail, CSX and Norfolk issued a joint press release regarding their meeting held on January 31, 1997. A copy of the text of the press release is attached hereto as Exhibit (a)(25), is incorporated herein by reference and the foregoing summary is qualified in its entirety by reference to such Exhibit.

          Following the consummation of the amended Norfolk
Offer on February 4, 1997, the Employee Benefits Trust
("EBT") will use the proceeds received from the tender of Shares pursuant to the amended Norfolk Offer to purchase additional Shares in the market. Following the consummation of the amended Norfolk Offer, it is anticipated that the ESOP will use the proceeds received from the tender of Shares pursuant to the amended Norfolk Offer and any additional proceeds remaining from the First CSX Offer to purchase additional Shares in the market.

Item 9.  Materials to be filed as Exhibits.

          Item 9 of the CSX Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

          (a)(23) Text of joint advertisement published by Conrail and CSX on January 29, 1997.


          (a)(24) Text of press release issued by Conrail on January 31, 1997.

          (a)(25)   Text of joint press release issued by
                    Conrail, CSX and Norfolk on January 31, 1997.

                            SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              CONRAIL INC.



                              By  /s/ John A. McKelvey
                                  -----------------------------------
                                  Name:  John A. McKelvey
                                  Title: Senior Vice President--
                                            Finance


Dated as of February 3, 1997

                          EXHIBIT INDEX

Exhibit                     Description                          Page No.

*(a)(1)       Offer to Purchase dated December 6, 1996
              (incorporated by reference to Exhibit (a)(1)
              to CSX's and Purchaser's Tender Offer
              Statement on Schedule 14D-1 dated
              December 6, 1996, as amended (the "CSX
              14D-1"))...................................
*(a)(2)       Letter of Transmittal (incorporated by
              reference to Exhibit (a)(2) to the CSX
              14D-1).....................................
*(a)(3)       Text of press release issued by CSX dated
              December 6, 1996 (incorporated by reference
              to Exhibit (a)(7) to the CSX 14D-1)........
*(a)(4)       Letter to shareholders of Conrail dated
              December 6, 1996...........................
*(a)(5)       Form of Summary Advertisement dated
              December 6, 1996 (incorporated by reference
              to Exhibit (a)(5) to the CSX 14D-1)........
*(a)(6)       Opinion of Lazard Freres & Co. LLC
              (incorporated by reference to Exhibit
              (a)(14) to the Solicitation/Recommendation
              Statement on Schedule 14D-9 of Conrail
              dated October 16, 1996, as amended,
              relating to the First Offer (the "First
              14D-9"))...................................
*(a)(7)       Opinion of Morgan Stanley & Co.
              Incorporated (incorporated by reference to
              Exhibit (a)(15) to the First
              14D-9).....................................
*(a)(8)       Text of press release issued by Conrail and
              CSX dated December 10, 1996................
*(a)(9)       Opinion of Lazard Freres & Co. LLC dated
              December 18, 1996..........................
*(a)(10)      Opinion of Morgan Stanley & Co.
              Incorporated dated December 18, 1996.......
*(a)(11)      Supplement to the Offer to Purchase dated
              December 19, 1996 (incorporated by reference
              to Exhibit (a)(15) to the 14D-1)...........
*(a)(12)      Text of press release issued by CSX and
              Conrail dated December 19, 1996............

Exhibit                     Description                          Page No.

*(a)(13)      Text of press release issued by Conrail
              dated December 20, 1996....................
*(a)(14)      Text of advertisement published by Conrail
              and CSX on December 10, 1996...............
*(a)(15)      Text of advertisement published by Conrail
              and CSX on December 12, 1996...............

*(a)(16)      Text of joint press release issued by
              Conrail and CSX dated January 9, 1997......
*(a)(17)      Text of joint press release issued by
              Conrail and CSX dated January 13, 1997.....
*(a)(18)      Text of joint press release issued by
              Conrail and CSX dated January 15, 1997.....
*(a)(19)      Text of press release issued by Conrail
              dated January 19, 1997.....................
*(a)(20)      Text of press release issued by Conrail
              dated January 22, 1997 (incorporated by
              reference to Exhibit (a)(26) to the Norfolk
              14D-9).....................................
*(a)(21)      Text of press release issued by Conrail
              dated January 23, 1997 (incorporated by
              reference to Exhibit (a)(27) to the Norfolk
              14D-9).....................................
(a)(23)       Text of joint advertisement published by
              Conrail and CSX on January 29, 1997........
(a)(24)       Text of press release issued by Conrail on
              January 31, 1997...........................
(a)(25)       Text of joint press release issued by
              Conrail, CSX and Norfolk on January 31, 1997
*(a)(22)      Text of press release issued by Conrail
              dated January 28, 1997 (incorporated by
              reference to Exhibit (a)(24) to the Norfolk
              14D-9).....................................
*(c)(1)       Agreement and Plan of Merger dated as of
              October 14, 1996 (incorporated by reference
              to Exhibit (c)(1) to CSX's and Purchaser's
              Tender Offer Statement on Schedule 14D-1
              dated October 16, 1996, as amended, relating
              to the First Offer (the "First CSX
              14D-1"))...................................

Exhibit                     Description                          Page No.

*(c)(2)       First Amendment to Agreement and Plan of
              Merger dated as of November 5, 1996
              (incorporated by reference to Exhibit (c)(7)
              to the First CSX 14D-1)....................
*(c)(3)       Conrail Stock Option Agreement dated as of
              October 14, 1996 (incorporated by reference
              to Exhibit (c)(2) to the First CSX 14D-1)..
*(c)(4)       CSX Stock Option Agreement dated as of
              October 14, 1996 (incorporated by reference
              to Exhibit (c)(3) to the First CSX 14D-1)..
*(c)(5)       Voting Trust Agreement dated as of October
              15, 1996 (incorporated by reference to
              Exhibit (c)(4) to the First CSX 14D-1).....
*(c)(6)       Employment Agreement of Mr. LeVan dated as
              of October 14, 1996 (incorporated by
              reference to Exhibit (c)(5) to the First
              14D-9).....................................
*(c)(7)       Change of Control Agreement of Mr. LeVan
              dated as of October 14, 1996 (incorporated
              by reference to Exhibit (c)(6) to the
              First 14D-9)...............................
*(c)(8)       Answer and Defenses of Conrail, CSX and the
              individual defendants to Second Amended
              Complaint, and Counterclaim of Conrail and
              CSX in Norfolk Southern et al. v. Conrail
              Inc. et al., filed on December 5, 1996, in
              the United States District Court for the
              Eastern District of Pennsylvania
              (incorporated by reference to Exhibit (c)(8)
              to the Solicitation/Recommendation Statement
              on Schedule 14D-9 of Conrail dated
              November 6, 1996, as amended, relating
              to the Norfolk Offer)......................
*(c)(9)       Pages 4-5 and 9-14 of Conrail's Proxy
              Statement dated April 3, 1996 (incorporated
              by reference to Exhibit (c)(7) to the First
              14D-9).....................................
*(c)(10)      Second Amendment to Agreement and Plan of
              Merger dated as of December 18, 1996
              (incorporated by reference to Exhibit (c)(6)
              to the 14D-1).......

Exhibit                     Description                          Page No.

*(c)(11)      Form of Amended and Restated Voting Trust
              Agreement (incorporated by reference to
              Exhibit (c)(7) to the 14D-1)...............
*(c)(12)      Text of opinion of Judge Donald VanArtsdalen
              of the United States District Court for the
              Eastern District of Pennsylvania as
              delivered from the bench on January 9,
              1997.......................................
*(c)(13)      Text of STB Decision No. 5 of STB Finance
              Docket No. 33220 dated January 8, 1997.....



---------------------
* Previously filed

                                             EXHIBIT (a)(23)


                   WHY ARE CSX AND CONRAIL
                SO COMMITTED TO THEIR MERGER?

  Because It will Create the Most Efficient And Competitive
     Transportation and Logistics Company In The Nation

            . . .AND THIS MEANS MORE FOR EVERYONE


         MORE FOR CUSTOMERS

              More Comprehensive Single-Line Service
              More Rail Competition
              More Customers And Ports Served
              More Truck Competitive Corridors


         MORE FOR EMPLOYEES

              Common Management Vision
              Highly Compatible Cultures
              Greater Opportunities To Participate In
                Future Growth


         MORE FOR THE COMMUNITIES WE SERVE

              More Capital Investment
              Improved Safety By Separating Freight and
                Passenger Operations
              Environmental And Safety Benefits From Reduced
                Truck Traffic


         MORE FOR SHAREHOLDERS

              More Opportunities For Growth
              --More Access to Low-Sulfur Coal
              --More Utilities Served
              --More Automotive Plants Served
              --More Auto Terminals
              --More Steel Mills And Distribution Centers
                 Served
              More Operating Synergies With A Track Record
                Of  Achievement
              Stronger Balance Sheet To Further Enhance
                Shareholder Value

                 THAT'S WHY CSX AND CONRAIL
             ARE FULLY COMMITTED TO THEIR MERGER

  [CSX Corporation Logo]                   [CONRAIL Logo]

January 29, 1997

                                             EXHIBIT (a)(24)


[CONRAIL LOGO]


FOR IMMEDIATE RELEASE

CONTACTS:
    Conrail Inc.                      Abernathy MacGregor Group
    Craig R. MacQueen                       Dan Katcher/Matthew Sherman
    (215) 209-4594                          (212) 371-5999



      CONRAIL SCHEDULES 1997 ANNUAL MEETING FOR DECEMBER 19, 1997


          Philadelphia, PA (January 31, 1997) -- Conrail Inc. (NYSE:CRR) announced today that it has designated December 19, 1997 as the date for its 1997 annual meeting of shareholders, should one be required. Conrail said it will devote its energies in the interim to seeking approval of the CSX transaction from shareholders and the Surface Transportation Board. If shareholder approval is obtained as expected, the merger will proceed and no annual shareholder meeting will be necessary. The Conrail Board hopes that the shareholders will have the opportunity during this period to fully consider the proposed merger on the merits.

          Conrail, with corporate headquarters in Philadelphia, PA, operates an 11,000-mile rail freight network in 12 northeastern and midwestern states, the District of Columbia, and the Province of Quebec. Conrail's home page can be reached at http://www.CONRAIL.com.

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


                                                       EXHIBIT (a)(25)


           Conrail Inc. - CSX Corp. - Norfolk Southern Corp.


CONTACTS:

Conrail Inc.             CSX Corporation             Norfolk Southern Corp.
Craig MacQueen           Thomas E. Hoppin            Robert Fort
215-209-4597             804-782-1450                757-629-2710



FOR IMMEDIATE RELEASE:

          WASHINGTON, DC - Jan. 31, 1997 - Conrail Inc. (NYSE:CRR), CSX Corp. (CSX) (NYSE:CSX) and Norfolk Southern Corp. (NYSE:NSC) today released the following statement following the initial meeting between the parties:

          "Conrail, CSX and Norfolk Southern have concluded their meeting and have agreed that no further details on this meeting or timing of future meetings will be announced."

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